UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JONES SODA CO.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48023P106

(CUSIP Number)

SOL Global Investments Corp.
Attn: Peter Liabotis, Chief Financial Officer

100 King Street West, Suite 5600

Toronto, ON, Canada M5X 1C9

Canada

Telephone: (212) 729-9208

With a copy to:

Richard Raymer
Dorsey & Whitney LLP

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 4310

Toronto, ON, Canada M5J 2S1

Telephone: (416) 367-7370

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 48023P106
(1)	NAME OF REPORTING PERSON: SOL Global Investments Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 281,345
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 281,345
	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,345
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% *
(14)	TYPE OF REPORTING PERSON (See Instructions) IV, CO, HC

CUSIP No. 48023P106
(1)	NAME OF REPORTING PERSON: SOL Verano Blocker 1 LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 7,452,892
	(8)	SHARED VOTING POWER -0-
	(9)	SOLE DISPOSITIVE POWER 7,452,892
	(10)	SHARED DISPOSITIVE POWER -0-

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,452,892
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% *
(14)	TYPE OF REPORTING PERSON (See Instructions) IV, OO

*

Calculated based on 65,062,677 shares of Common Stock issued and outstanding as of July 23, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 12, 2021 for the quarterly period ended June 30, 2021.

Item 1. Security and Issuer

This Schedule 13D relates to the common shares (the "Common Shares") of Jones Soda Co. (the "Issuer"), a Washington corporation. The address of the Issuer's principal executive offices is 66 South Hanford Street, Suite 150, Seattle, WA 98134.

Item 2. Identity and Background

(a)

This Statement is being filed by SOL Global Investments Corp, an Ontario (Canada) corporation ("SOL"), and its wholly-owned subsidiary, SOL Verano Blocker 1 LLC, a Delaware limited liability company ("SVB1" and together with SOL, the "Reporting Person"). Schedule A hereto sets forth the (i) name, (ii) present principal occupation or employment and (iii) citizenship of each executive officer and director of SOL (the "Scheduled Persons", each a "Scheduled Person").

(b)	The principal business address of the Reporting Person and each of the Scheduled Persons is 100 King Street West, Suite 5600, Toronto, ON, Canada M5X 1C9.

(c)	The principal business of the Reporting Person is as an international investment company. Schedule A hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)

Neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any Scheduled Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Neither the Reporting Person, nor, to the best of the Reporting Person's knowledge, any Scheduled Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Schedule A hereto sets forth the citizenship of each Scheduled Person

Item 3. Source and Amount of Funds or Other Consideration

The 7,734,237 shares of Common Stock beneficially owned by the Reporting Person were acquired through broker's transactions in the open market. The Reporting Person expended an aggregate of approximately $7,448,270 (including brokerage commissions) of its investment capital to acquire the shares of Common Stock reported as beneficially owned by it in this Schedule 13D.

Item 4. Purpose of Transaction

The Reporting Persons has acquired the Common Stock of the Issuer for investment purposes because it believes that the shares represent an attractive investment opportunity. The Reporting Person believes that there are numerous operational and strategic opportunities to maximize shareholder value of the Issuer, which opportunities may include the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person has had initial discussions with certain members of the Board of Directors of the Issuer (the "Board") and management of the Issuer regarding such opportunities and will be seeking to engage in further dialogue with the Board and management regarding these matters.

Although the Reporting Person is considering plans or proposals with respect to its investment in the Issuer that could relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except to the extent described herein, the Reporting Person has no present plans or proposals that relate to or would result in any such matters. In addition to the initial discussions that the Reporting Person has had with certain members of the Board and management of the Issuer, the Reporting Person will pursue further dialogue with the Board and management and may also engage in discussions with other stockholders of the Issuer, knowledgeable industry or market observers, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and its investment in the Issuer and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D.

The Reporting Person intends to review its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Person, and industry conditions, the Reporting Person may take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of the shares of Common Stock beneficially owned by it, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock beneficially owned by it, including swaps and other derivative instruments or otherwise changing its intention with respect to any and all matters referred to in this Item 4.

The shares were accumulated by SVB1 largely for tax efficiency purposes and to clear margin in SOL's trading account.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Common Stock outstanding contained herein are based on 65,062,677 shares of Common Stock issued and outstanding as of July 23, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 12, 2021 for the quarterly period ended June 30, 2021.

(a), (b)

As of the date hereof, the Reporting Person beneficially owns 7,734,237 shares of Common Stock, representing 11.9% of the outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over all shares of Common Stock beneficially owned by it.

(c)

Schedule B hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Person in the past 60 days. All such transactions were effected by broker's transactions in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7. Material to be filed as Exhibits

Exhibit 99.1	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2021

SOL GLOBAL INVESTMENT CORP.

By:	/s/ Paul Kania
Name:	Paul Kania
Title:	Chief Financial Officer

SOL VERANO BLOCKER 1 LLC

By:	/s/ Paul Kania
Name:	Paul Kania
Title:	Chief Financial Officer

SCHEDULE A

Directors of SOL Global Investments Corp.

Name of Director:	Principal Occupation or Employment:	Citizenship:
Andrew DeFrancesco	Chairman of the Board of Directors and Chief Executive Officer of SOL	Canada
Olivier Centner	Founder, UNOapp	Canada
Arena J. Prado-Acosta	Certified Public Accountant	United States

Executive Officers of SOL Global Investments Corp.

Name of Executive Officer:	Executive Officer / Principal Occupation or Employment:	Citizenship:
Andrew De Francesco	Chief Executive Officer	United States
Paul Kania	Chief Financial Officer	Canada

SCHEDULE B

SVB1 Trading Data Since July 15, 2021

Trade Date:	Shares of Common Stock Purchased (Sold)	Price Per Share(1):
7/15/2021	1,089,380	$0.6255
7/16/2021	405,670	$0.6061
7/19/2021	88,551	$0.5662
7/20/2021	64,380	$0.6187
7/21/2021	184,157	$0.6366
7/22/2021	254,530	$0.7170
7/23/2021	296,957	$0.7637
7/23/2021	(350,000)	$0.8692
7/26/2021	550,000	$0.9860
7/26/2021	(43,700)	$1.0887
7/27/2021	406,500	$0.9642
7/28/2021	154,000	$1.0604
7/28/2021	(20,000)	$1.0937
7/29/2021	109,512	$1.1041
7/30/2021	230,000	$1.1424
7/30/2021	(77,712)	$1.2199
8/2/2021	(143,037)	$1.2558
8/3/2021	566,800	$1.3259
8/4/2021	435,620	$1.3878
8/4/2021	(3,375)	$1.3815
8/5/2021	728,551	$1.4120
8/5/2021	(500,000)	$1.4250
8/6/2021	596,400	$1.3837
8/6/2021	(25,000)	$1.4919
8/9/2021	290,000	$1.2101
8/10/2021	170,286	$1.1976
8/11/2021	60,000	$1.2579
8/12/2021	120,000	$1.1312
8/13/2021	282,300	$1.0195
8/16/2021	250,000	$0.9548
8/17/2021	3,000	$0.9101
8/18/2021	80,000	$0.9990
8/19/2021	143,676	$0.8920
8/20/2021	250,000	$0.8643
8/23/2021	153,967	$0.9239
8/24/2021	60,000	$1.1094
8/25/2021	178,020	$1.1038
8/26/2021	110,000	$1.1248
8/27/2021	150,000	$1.1861
8/30/2021	152,459	$1.2343

(1) The reported price per share is a weighted average price of all shares of Common Stock purchased (sold) on the date indicated. These shares were traded in multiple transactions. The Reporting Person undertakes to provide the Staff, upon request, full information regarding the number of shares traded on the dates set forth in this Schedule A.